Filed pursuant to Rule 424(b)(3)

Registration No. 333-256659

PROSPECTUS SUPPLEMENT No. 6

(To Prospectus Dated April 20, 2023)

Garrett Motion Inc.

37,680,203 Shares of Common Stock

219,552,835 Shares of Series A Cumulative Convertible Preferred Stock

219,552,835 Shares of Common Stock Issuable Upon Conversion of Series A

Cumulative Convertible Preferred Stock

This prospectus supplement no. 6 supplements the prospectus dated April 20, 2023 (the “Prospectus”) filed pursuant to the Securities Act of 1933, as amended, by Garrett Motion Inc. Pursuant to the Prospectus, this prospectus supplement relates to the offer and sale by the selling security holders identified in the Prospectus of up to (i) 219,552,835 shares of our Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”), (ii) 37,680,203 shares of our common stock, par value $0.001 per share (the “Common Stock” and together with the Series A Preferred Stock, the “Securities”) and (iii) 219,552,835 shares of our Common Stock issuable upon conversion of the Series A Preferred Stock.

This prospectus supplement incorporates into the Prospectus the information contained in our attached:

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on June 2, 2023.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Our Common Stock is quoted on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GTX.” Our Series A Preferred Stock is quoted on the Nasdaq under the symbol “GTXAP”.

Investing in our Securities involves risks. Please see “Risk Factors” beginning on page 6 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 2, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 2, 2023

GARRETT MOTION INC.

(Exact name of Registrant as specified in its charter)

Delaware	1-38636	82-4873189
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

La Pièce 16 Rolle, Switzerland	1180
(Address of Principal Executive Offices)	(Zip Code)

+41 21 695 30 00

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	GTX	The Nasdaq Stock Market LLC
Series A Cumulative Convertible Preferred Stock, par value $0.001 per share	GTXAP	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

As previously disclosed, on April 12, 2023, Garrett Motion Inc. (the “Company”) announced a series of capital transformation transactions designed to increase the attractiveness of the Company to investors by facilitating the orderly transformation of the Company’s capital structure into a single class of common stock (the “Transactions”).

As part of the Transactions, the holders of a majority of the outstanding shares of the Series A Preferred Stock authorized and approved the amendment and restatement of the certificate of designations for the Series A Preferred Stock (as amended, the “Certificate of Designations”) to, among other things, require the conversion of all shares of Series A Preferred Stock into shares of the Company’s common stock (the “Common Stock”), subject to the repurchase by the Company of a portion of the shares of Series A Preferred Stock held by certain funds affiliated with Centerbridge Partners, L.P. and certain funds affiliated with Oaktree Capital Management, L.P. (the “Series A Repurchase”).

The Company expects that the Certificate of Designations will become effective, and that the Series A Repurchase will be completed, on June 6, 2023. In accordance with the Certificate of Designations, the Company expects that the conversion of all shares of Series A Preferred Stock into shares of Common Stock will occur at approximately 5:00 p.m. Eastern Daylight Time on June 12, 2023 (the “Conversion Date”).

Accordingly, on the Conversion Date, each share of Series A Preferred Stock will automatically be converted into one (1) fully-paid, non-assessable share of Common Stock, without any further action by the holders of Series A Preferred Stock. Additionally, following the Conversion Date, all persons who held shares of Series A Preferred Stock as of the Conversion Date will receive, in respect of each share of Series A Preferred Stock held immediately prior to the Conversion Date, a payment of the accrued and unpaid dividends on the Series A Preferred Stock through June 30, 2023, plus an additional amount that represents the dividends that would have accrued on the Series A Preferred Stock through September 30, 2023. In the aggregate, this payment per share of Series A Preferred Stock will be comprised of (i) $0.144375 in cash, and (ii) approximately 0.104379 shares of Common Stock (representing $0.853509 in accrued and unpaid dividends per share of Common Stock, valued at $8.177 per share), subject to cash adjustment pursuant to Section 7(f) of the Certificate of Designations to avoid the issuance of fractional shares of Common Stock, and will be made on or prior to June 20, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GARRETT MOTION INC.

Date: June 2, 2023	By:	/s/ Jerome P. Maironi
Jerome P. Maironi
Senior Vice President, General Counsel and Corporate Secretary